The Roxbury Funds
                       100 Wilshire Boulevard, Suite 1000
                             Santa Monica, CA 90401

                                October 22, 2008


VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re: The Roxbury Funds (the "Trust")/Post-Effective Amendment No. 3 to Registration Statement on Form N-1A (1933 Act Registration
         No. 333-135573; 1940 Act Registration No. 811-21897)
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Ladies and Gentlemen:

         Attached is a memorandum which summarizes the staff's comments on Post-Effective Amendment No. 3 to the Trust's Registration Statement on Form N-1A (the "Registration Statement") and the Trust's responses to such comments.

         The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement. The Trust further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statement may not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the Registration Statement. The Trust further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

                                              Very truly yours,



                                              The Roxbury Funds

                                                    By:  /s/ Brian C. Beh
                                                       ------------------
                                                    Brian C. Beh
                                                    President

                                   MEMORANDUM
                                   ----------

       TO:   Vincent J. Di Stefano, Esquire              CC:  Brian C. Beh
                                                              Linda White
                                                              Lance P. Simpson
                                                              John Queen
                                                              Michael P. Malloy

     FROM:   Michelle Lombardo

     DATE:   October 22, 2008

       RE:   The Roxbury Funds
             (1933 Act Registration No. 333-135573; 1940 Act Registration
             No. 811-21897) Comments on Registration Statement on Form N-1A
--------------------------------------------------------------------------------

       This memorandum summarizes the comments on Post-Effective Amendment No. 3 to the Registration Statement on Form N-1A of The Roxbury Funds (the "Registrant") which were conveyed by you by telephone and the Registrant's responses.

   1. COMMENT: Please add additional disclosure to the fee table for any applicable fee waiver recoupment.

         RESPONSE: There is currently no fee waiver recoupment.

   2. COMMENT: Please add additional risk disclosure regarding high portfolio turnover.

         RESPONSE: Additional disclosure on high portfolio turnover for the All-Cap Fund and Small-Cap Fund has been added to the "PRINCIPAL RISKS" section beginning on page 3 of the Registrant's prospectus.


       If you have any questions or comments about these responses, do not hesitate to contact me at (215) 988-2867.